Insider transaction detail - View details for insider	2009-10-09 17:24 ET

Transactions sorted by	: Insider
Insider family name	: Herrick ( Starts with )
Given name	: Lloyd ( Starts with )
Filing date range	: October 9, 2009 - October 9, 2009

Insider name:	Herrick, Lloyd William

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:

The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: TransGlobe Energy Corporation Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer Ceased to be Insider: Not applicable

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Security designation: Common Shares

1498554	2009-10-06	2009-10-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,100	4.0000	698,704

1498556	2009-10-06	2009-10-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	4.0100	697,704

1498557	2009-10-06	2009-10-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,700	4.0200	696,004

1498558	2009-10-06	2009-10-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-500	4.0300	695,504

1498560	2009-10-06	2009-10-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-400	4.0400	695,104

1498561	2009-10-06	2009-10-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,300	4.0500	674,804

1498562	2009-10-06	2009-10-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	3.8000 USD	672,804

1498564	2009-10-07	2009-10-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	4.0500	662,804

1498566	2009-10-09	2009-10-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	4.1500	657,804